UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Ardent Health Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03980N107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03980N107

(1)	Names of reporting persons Pure Health Capital Americas 1 SPV RSC LTD(1)
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization United Arab Emirates

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 30,262,664(2)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 30,262,664(2)

(9)	Aggregate amount beneficially owned by each reporting person 30,262,664
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 21.2%(3)
(12)	Type of reporting person (see instructions) CO

(1)

This statement is jointly filed by Pure Health Capital Americas 1 SPV RSC LTD (PHCA), Pure Health Holding PJSC (PHH), Pure Health Medical Supplies LLC (PHMS) and Pure Health Capital LLC (PHC). The Joint Filing Agreement filed as an Exhibit to the Form 3 jointly filed by PHCA, PHH, PHMS and PCH with Securities and Exchange Commission on July 18, 2024 is incorporated by reference.

(2)

PHCA is the direct owner of the 30,262,664 shares of Common Stock (the Securities). PHC is the sole shareholder of PHCA. PHMS is the controlling member of PHC. PHH is the controlling member of PHMS. As a result of these relationships, each of the reporting persons named herein may be deemed to have beneficial ownership of the securities held of record by PHCA.

(3)

Computed on the basis of 142,763,328 shares of common stock outstanding as of August 14, 2024 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

CUSIP No. 03980N107

(1)	Names of reporting persons Pure Health Holding PJSC(1)
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization United Arab Emirates

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 30,262,664(2)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 30,262,664(2)

(9)	Aggregate amount beneficially owned by each reporting person 30,262,664
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 21.2%(3)
(12)	Type of reporting person (see instructions) CO

(1)

This statement is jointly filed by PHCA, PHH, PHMS and PHC. The Joint Filing Agreement filed as an Exhibit to the Form 3 jointly filed by PHCA, PHH, PHMS and PCH with Securities and Exchange Commission on July 18, 2024 is incorporated by reference.

(2)

PHCA is the direct owner of the 30,262,664 shares of Common Stock (the Securities). PHC is the sole shareholder of PHCA. PHMS is the controlling member of PHC. PHH is the controlling member of PHMS. As a result of these relationships, each of the reporting persons named herein may be deemed to have beneficial ownership of the securities held of record by PHCA.

(3)

Computed on the basis of 142,763,328 shares of common stock outstanding as of August 14, 2024 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

CUSIP No. 03980N107

(1)	Names of reporting persons Pure Health Medical Supplies LLC(1)
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization United Arab Emirates

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 30,262,664(2)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 30,262,664(2)

(9)	Aggregate amount beneficially owned by each reporting person 30,262,664
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 21.2%(3)
(12)	Type of reporting person (see instructions) CO

(1)

This statement is jointly filed by PHCA, PHH, PHMS and PHC. The Joint Filing Agreement filed as an Exhibit to the Form 3 jointly filed by PHCA, PHH, PHMS and PCH with Securities and Exchange Commission on July 18, 2024 is incorporated by reference.

(2)

PHCA is the direct owner of the 30,262,664 shares of Common Stock (the Securities). PHC is the sole shareholder of PHCA. PHMS is the controlling member of PHC. PHH is the controlling member of PHMS. As a result of these relationships, each of the reporting persons named herein may be deemed to have beneficial ownership of the securities held of record by PHCA.

(3)

Computed on the basis of 142,763,328 shares of common stock outstanding as of August 14, 2024 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

CUSIP No. 03980N107

(1)	Names of reporting persons Pure Health Capital LLC(1)
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization United Arab Emirates

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 30,262,664(2)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 30,262,664(2)

(9)	Aggregate amount beneficially owned by each reporting person 30,262,664
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 21.2%(3)
(12)	Type of reporting person (see instructions) CO

(1)

This statement is jointly filed by PHCA, PHH, PHMS and PHC. The Joint Filing Agreement filed as an Exhibit to the Form 3 jointly filed by PHCA, PHH, PHMS and PCH with Securities and Exchange Commission on July 18, 2024 is incorporated by reference.

(2)

PHCA is the direct owner of the 30,262,664 shares of Common Stock (the Securities). PHC is the sole shareholder of PHCA. PHMS is the controlling member of PHC. PHH is the controlling member of PHMS. As a result of these relationships, each of the reporting persons named herein may be deemed to have beneficial ownership of the securities held of record by PHCA.

(3)

Computed on the basis of 142,763,328 shares of common stock outstanding as of August 14, 2024 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

SCHEDULE 13G	Page 6 of 9

Item 1(a) Name of issuer:

Ardent Health Partners, Inc.

Item 1(b) Address of issuer’s principal executive offices:

340 Seven Springs Way, Suite 100, Brentwood, TN 37027.

2(a) Name of person filing:

Pure Health Capital Americas 1 SPV RSC LTD.

Pure Health Holding PJSC.

Pure Health Medical Supplies LLC.

Pure Health Capital LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons”.

2(b) Address or principal business office or, if none, residence:

Pure Health Capital Americas 1 SPV RSC LTD

2462 RsCo-work01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, UAE.

Pure Health Holding PJSC

Al Dar Real Estate Investment L.LC. Building, RBW11,0 , Al Raha Beach, 2 Al Raha Street,

Abu Dhabi, UAE.

Pure Health Medical Supplies LLC

Office number 3401 Vision Tower, Al Khaleej Al Tejar Street 1, Business Bay

Dubai, UAE, PO. Box: 283572.

Pure Health Capital L.L.C.

2, Al Rahah St, Al Rahah,

Abu Dhabi, 23035, UAE.

2(c) Citizenship:

Pure Health Capital Americas 1 SPV RSC LTD: United Arab Emirates.

Pure Health Holding PJSC: United Arab Emirates.

Pure Health Medical Supplies LLC: United Arab Emirates.

Pure Health Capital LLC: United Arab Emirates.

SCHEDULE 13G	Page 7 of 9

2(d) Title of class of securities:

Common Stock.

2(e) CUSIP No.:

03980N107.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned		Percentage of class		Sole power to vote or to direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pure Health Capital Americas 1 SPV RSC LTD	30,262,664	(1)	21.2	%(2)	0	30,262,664	0	30,262,664
Pure Health Holding PJSC	30,262,664	(1)	21.2	%(2)	0	30,262,664	0	30,262,664
Pure Health Medical Supplies LLC	30,262,664	(1)	21.2	%(2)	0	30,262,664	0	30,262,664
Pure Health Capital LLC	30,262,664	(1)	21.2	%(2)	0	30,262,664	0	30,262,664

(1)

PHCA is the direct owner of the Securities. PHC is the sole shareholder of PHCA. PHMS is the controlling member of PHC. PHH is the controlling member of PHMS. As a result of these relationships, each of the reporting persons named herein may be deemed to have beneficial ownership of the securities held of record by PHCA.

(2)

Computed on the basis of 142,763,328 shares of common stock outstanding as of August 14, 2024 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

The filing of this Schedule 13G shall not be construed as an admission by any of the Reporting Persons (other than to the extent it directly holds securities reported herein) that such Reporting person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner or any securities covered by this Schedule 13G.

SCHEDULE 13G	Page 8 of 9

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G	Page 9 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 14, 2024	Signature:	/s/ Farhan Malik
		Name:	Farhan Malik
		Title:	Pure Health Capital Americas 1 SPV RSC LTD Director

Date:	November 14, 2024	Signature:	/s/ Farhan Malik
		Name:	Farhan Malik
		Title:	Pure Health Holding PJSC Manager

Date:	November 14, 2024	Signature:	/s/ Farhan Malik
		Name:	Farhan Malik
		Title:	Pure Health Medical Supplies LLC Manager

Date:	November 14, 2024	Signature:	/s/ Farhan Malik
		Name:	Farhan Malik
		Title:	Pure Health Capital LLC Manager